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April 9, 1997                                                      File No. 5323


Securities and Exchange Commission



RE:  LETTER OF CONSENT


Gentlemen:

SUBJECT:  MERCURY EXPLORATION COMPANY - MONTANA, U.S.A. PROPERTY APPRAISAL

Whereas Citadel Engineering Ltd. prepared a reservoir-economic appraisal of Montana, U.S.A. properties owned by Mercury Exploration Company for MSR Exploration Ltd. entitled "Appraisal Report - Petroleum and Natural Gas Reserves Montana, U.S.A." dated March 25, 1997 (effective date January 1, 1997);

And Whereas Citadel Engineering Ltd., Citadel's employees and the authors of the "Appraisal Report" are independent appraisal engineers and do not own an interest directly or indirectly in any of the properties or securities owned or issued by MSR Exploration Ltd., their personnel, associates and/or affiliates thereof; By This Document Citadel Engineering Ltd. Hereby:

A. Consents to being named as an expert in documents being issued by MSR Exploration Ltd.;

B. Consents to the use of its Report, or excerpts therefrom, dated March 25, 1997 in documents being issued by MSR Exploration Ltd.;

C. States that it has no reason to believe there are any misrepresentations in the information contained in documents issued by MSR Exploration Ltd. that is derived from the Report dated March 25, 1997, or that is within the knowledge of Citadel Engineering as a result of its employment.



Yours very truly,

CITADEL ENGINEERING LTD.



Per:  E.P. WEBB, P. Eng.
      President